

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via E-mail
Mr. Edward Farrell
Chief Accounting Officer, Controller and Interim Chief Financial Officer
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, NY 10105

> **Re: AllianceBernstein Holding L.P.**
> **AllianceBernstein L.P.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 10, 2012**
> **File Nos. 1-9818 and 0-29961**

Dear Mr. Farrell:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief